As filed with the Securities and Exchange Commission on December 27, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Spirent Communications plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G83562101

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G83562101	Page 2 of 16 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 3 of 16 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 4 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 5 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 6 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,685,845
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,685,845
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,685,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 7 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,844,268
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,844,268
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 8 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,644,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,644,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,644,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 9 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,075,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,075,887
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,075,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 10 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,270,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,270,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,270,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G83562101	Page 11 of 16 Pages

Explanatory Note:  This Amendment No. 6 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2006 (the “Initial 13D”), as amended and supplemented by Amendment No. 1 to the Initial 13D filed with the Commission on August 23, 2006, Amendment No. 2 to the Initial 13D filed with the Commission on September 21, 2006, Amendment No. 3 to the Initial 13D filed with the Commission on November 14, 2006, Amendment No. 4 to the Initial 13D filed with the Commission on November 17, 2006 and Amendment No. 5 to the Initial 13D filed with the Commission on December 7, 2006, and relates to the Ordinary Shares, par value 3 1/3 pence each (the “Shares”) of Spirent Communications plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”).

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member”);
(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne”);
(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);
(iv)

Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP” and together with the Managing Member, Sherborne and Sherborne Management, the “Sherborne Entities”);

(v)	Hayden Investors Partners, LLC, a Delaware limited liability company (“Hayden LLC”);
(vi)	Hayden Investors Partners II, LLC, a Delaware limited liability company (“Hayden II LLC”);
(vii)	Hanover Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);
(viii)	Hanover Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B” and, together with Hayden LLC, Hayden II LLC and Strategic Fund A, the “Funds”); and
(ix)	Edward J. Bramson, a citizen of the United Kingdom (“Bramson”), is the managing member of Sherborne.

CUSIP No. G83562101	Page 12 of 16 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by replacing the last five paragraphs of Item 4 with the following:

At the December 22, 2006 extraordinary general meeting of the shareholders of the Issuer, the stockholders of the Issuer approved the motion proposed by the Reporting Persons to remove Messrs. Weston, Given and D’Alessio as Chairman and non-executive directors, respectively, from the Issuer’s Board of Directors (the “Board”) and to appoint four persons consisting of Mr. Edward Bramson, Mr. Gerard Eastman, Mr. Ian Brindle and Mr. Alex Walker, as non-executive directors (collectively, the “New Directors”).

In accord with the Issuer’s previous announcement, Kurt Hellstrom and Marcus Beresford, the remaining independent Non-Executive Directors of the Issuer, have resigned from the Board. Consequently, the four New Directors constitute a majority of what is currently a seven person Board. As previously announced by Sherborne, the New Directors will propose that the non-executive directors who are not principals of Sherborne select two new, completely independent, directors to be appointed at the earliest opportunity to replace Messrs. Hellstrom and Marcus.

The New Directors intend to work actively with other members of the Board and management to take steps to substantially improve the operational performance of the Issuer and to enhance shareholder value.

Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.

In addition, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further discussions with management and/or members of the Board concerning the business, operations and strategic direction of the Issuer, communicating with other shareholders of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

CUSIP No. G83562101	Page 13 of 16 Pages

Except as set forth in this Item 4 or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. G83562101	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2006

SHERBORNE INVESTORS LP

By: SHERBORNE INVESTORS GP, LLC, its general partner
By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By:   SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

CUSIP No. G83562101	Page 15 of 16 Pages

HAYDEN INVESTORS PARTNERS, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By:   SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HAYDEN INVESTORS PARTNERS II, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By:   SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HANOVER STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By:   SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

CUSIP No. G83562101	Page 16 of 16 Pages

HANOVER STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By:   SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

EDWARD BRAMSON

/s/ Edward Bramson

Edward Bramson